                                                                 EXHIBIT 99.57.3


[TRANSITION THERAPEUTICS INC. LOGO]


                 TRANSITION THERAPEUTICS ANNOUNCES THIRD QUARTER
                          FISCAL 2007 FINANCIAL RESULTS

TORONTO, ON, MAY 15TH, 2007 -- TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), a biopharmaceutical company focused on developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended March 31, 2007.

SELECTED HIGHLIGHTS
-------------------

During the third quarter of fiscal 2007 and up to the date of this press release, the Company achieved the following significant milestones.

      - TRANSITION RELEASES POSITIVE DATA FROM E1-I.N.T.(TM)CLINICAL TRIALS IN TYPE 1 AND TYPE 2 DIABETES. In these trials, type 1 and type 2 diabetes patients received daily treatments of diabetes regenerative product, E1-I.N.T.(TM)for 4 weeks and were followed for six months post-treatment;

      - FDA GRANTED FAST TRACK DESIGNATION FOR ALZHEIMER'S DISEASE DRUG CANDIDATE AZD-103/ ELND005 which is being developed in collaboration with Elan Pharma International Limited ("Elan") for the treatment of Alzheimer's disease;

      - ON MAY 9, 2007, THE COMPANY COMPLETED A TENDER OFFER (THE "OFFER") FOR 94% OF THE OUTSTANDING SHARES OF NEUROMEDIX INC. ("NEUROMEDIX"), a central nervous system ("CNS") focused biotechnology company. NeuroMedix's lead compound, Minozac, has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

PIPELINE REVIEW
---------------

Diabetes

In March 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from exploratory Phase IIa trials in which type 1 and type 2 diabetes patients received daily treatments of diabetes regenerative product, E1-I.N.T.(TM) for 4 weeks and were followed for six months post-treatment.

Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.(TM) significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones (TZD). Type 2 diabetes patients showed improvements in multiple important measures of blood glucose control including haemoglobin A1c (HbA1c) and fasting blood glucose.

The HbA1c levels (a measure of blood glucose control over time) decreased by an average of 0.97% (p=0.0273) and 1.12% (p=0.0273) in months 2 and 3 post-treatment, respectively in type 2 diabetes patients with baseline HbA1c levels greater than or equal to 7%.

In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.(TM) therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

These clinical data support the potential of gastrin as a therapeutic in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.(TM) (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrins and DPP-IV inhibitors. Transition will accelerate the development of these combination therapies into clinical trials with type 1 and type 2 diabetes patients.

Alzheimer's Disease

In April, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate AZD-103/ELND005 which is being developed in collaboration with Elan. AZD-103/ELND005 is currently being evaluated in multiple Phase I clinical studies, and the companies anticipate starting Phase II clinical studies around the end of calendar 2007.

ACQUISITION OF NEUROMEDIX INC.

On May 9, 2007, Transition issued approximately 5.3 million common shares, representing a deemed purchase price of $9.3 million, to acquire 94% of the outstanding shares of NeuroMedix, a CNS focused biopharmaceutical company. NeuroMedix is developing a series of compounds that have been shown to improve cognitive function in degenerative and injury related animal models. These compounds protect neurons by inhibiting glial cell activation and the production of cytokines such as interleukin-1 and TNF-alpha in the brain. NeuroMedix's lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

NeuroMedix is an excellent opportunity to acquire a world-class platform of CNS compounds acting through a very promising mechanism of action with application in multiple neurological disease indications. The addition of the NeuroMedix product portfolio, particularly Minozac, contributes to our overall strategy of building a strong franchise of potential disease-modifying CNS drugs.

FINANCIAL REVIEW

For the three-month period ended March 31, 2007, the Company recorded a net loss of $3,137,289 ($0.02 per common share) compared to a net loss of $6,536,992 ($0.05 per common share) for the three-month period ended March 31, 2006. The decrease in net loss of $3,399,703 or 52% is due to a reduction in research and development expense resulting from expense reimbursements from Novo Nordisk and the JDRF, reduction in amortization expense and an increase in interest income due to increased cash balances. The decrease in net loss was partially offset by increases in general and administrative expenses.

Research and development expenses decreased to $1,614,001 for the three-month period ended March 31, 2007 from $3,245,901 for the three-month period ended March 31, 2006. This decrease was primarily the result of decreases in clinical program expenses relating to the Company's I.E.T. and I.N.T.TM clinical trials, reimbursement of E1-I.N.T.TM development costs resulting from the amended Novo Nordisk agreement and the reimbursement by JDRF for a portion of the GLP1-I.N.T.TM development costs incurred, and a decrease in patent expenses. The decrease in research and development expense has been partially offset by an increase in AZD-103 development costs incurred.

General and administrative expenses increased to $1,212,103 for the three-month period ended March 31, 2007 from $817,455 for the three-month period ended March 31, 2006. This increase was primarily due to transaction costs associated with the Elan co-development agreement, expenses relating to the amalgamation of various subsidiaries, increased corporate development costs, increased option expenses and an increase in salaries and associated recruiting fees incurred to strengthen the finance and management teams.

Amortization for the three-month period ended March 31, 2007, was $803,164 as compared to $2,345,414 for the three-month period ended March 31, 2006. The decrease in amortization expense is primarily due to the Waratah technology being fully amortized early in the third quarter of fiscal 2007.

Interest income for the three-month period ended March 31, 2007, was $464,653 as compared to $101,154 for the three-month period ended March 31, 2006. This increase primarily resulted from increased cash balances due to the November 2006 private placement and the upfront payment received from Elan. Interest income is expected to decrease slightly in the fourth quarter of fiscal 2007 as cash balances are reduced for normal course operating expenditures.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes and AZD-103/ELND005 for the treatment of Alzheimer's disease. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.


Financial Statements to Follow

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                             MARCH 31,         JUNE 30,
                                                                  2007             2006
                                                                    $                $
------------------------------------------------------------------------------------------
                                                                                Revised
ASSETS
CURRENT
Cash and cash equivalents                                    5,286,668        4,074,582
Short-term investments                                      34,872,765       10,930,855
Due from Elan Pharma International Limited                   1,430,757               --
Receivables                                                    513,176          371,663
Investment tax credits receivable                              709,840        1,176,066
Research inventory                                           1,179,718          587,501
Prepaid expenses and deposits                                  353,809          469,956
Assets held for sale                                                --          381,948
------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                        44,346,733       17,992,571
Long-term research inventory                                 1,875,569        2,638,098
Deferred charges                                               202,279               --
Capital assets, net                                          1,235,143        1,596,643
Intangible assets                                           16,112,492       21,900,712
------------------------------------------------------------------------------------------
                                                            63,772,216       44,128,024
==========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                     3,682,260        3,396,013
Current portion of long-term debt                                   --          292,124
Current portion of deferred revenue and advances               131,244          657,541
Current portion of obligation under capital leases                  --           18,390
------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                    3,813,504        4,364,068
Deferred revenue and advances                                9,918,539        1,596,727
Obligation under capital leases                                     --           30,401
Leasehold inducement                                            94,314          102,888
Future tax liability                                                --        2,729,422
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                           13,826,357        8,823,506
------------------------------------------------------------------------------------------
Commitments
Guarantees
SHAREHOLDERS' EQUITY
Share capital
    Common shares                                          123,762,578       99,563,853
    Contributed surplus                                      4,487,752        4,469,987
    Stock options                                            1,169,634          774,858
Deficit                                                    (79,474,105)     (69,504,180)
------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                  49,945,859       35,304,518
------------------------------------------------------------------------------------------
                                                            63,772,216       44,128,024
==========================================================================================

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)


                                                 NINE-MONTH        Nine-month      THREE-MONTH      Three-month
                                               PERIOD ENDED      period ended     PERIOD ENDED     period ended
                                                  MARCH 31,         March 31,        MARCH 31,        March 31,
                                                       2007              2006             2007             2006
                                                        $                 $                $                $
------------------------------------------------------------------------------------------------------------------
REVENUES
Milestone revenue                                   552,650                --               --               --
Upfront and licensing fees                           98,433            98,433           32,811           32,811
Management fees from ENI                                 --           239,930               --               --
------------------------------------------------------------------------------------------------------------------
                                                    651,083           338,363           32,811           32,811
------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                          5,033,509         7,063,034        1,614,001        3,245,901
General and administrative                        3,293,459         2,264,199        1,212,103          817,455
Amortization                                      6,237,197         6,545,397          803,164        2,345,414
Foreign exchange loss (gain)                         22,013           (59,017)          13,530            5,239
Loss (gain) on disposal of capital assets and
    assets held for sale                             33,569             6,240           (8,045)             159
Write-down on short term investments                 51,000                --               --               --
------------------------------------------------------------------------------------------------------------------
                                                 14,670,747        15,819,853        3,634,753        6,414,168
------------------------------------------------------------------------------------------------------------------
Loss before the following                       (14,019,664)      (15,481,490)      (3,601,942)      (6,381,357)

Interest income, net                                920,317           281,630          464,653          101,154
Equity loss in affiliate                                 --          (477,723)              --         (132,040)
Gain (losses) of company transferred under
   contractual arrangement                          400,000          (535,741)              --         (170,821)
------------------------------------------------------------------------------------------------------------------
Loss before income taxes                        (12,699,347)      (16,213,324)      (3,137,289)      (6,583,064)

Recovery of future income taxes                   2,729,422            46,072               --           46,072
------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                          (9,969,925)      (16,167,252)      (3,137,289)      (6,536,992)
------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER
 COMMON SHARE                                   $     (0.06)      $     (0.13)      $    (0.02)      $    (0.05)
==================================================================================================================


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2007 AND YEAR ENDED JUNE 30, 2006 (Unaudited)



                                                        Number of         Share    Contributed         Stock
                                                           Shares       Capital        Surplus       Options      Warrants
----------------------------------------------------------------------------------------------------------------------------

BALANCE, JULY 1, 2005                                 120,096,077    77,254,351      2,811,966       743,628       486,615
Share issued for purchased assets of Protana, net       2,000,000     1,184,569              -             -             -
Issued pursuant to bought deal financing, net          15,575,000     9,648,600              -             -             -
Issued on exercise of Exchange Rights                   1,239,600     1,009,437              -             -             -
Exchange Rights expired unexercised                             -             -        242,500             -             -
Expiry of share purchase warrants                               -             -        486,615             -      (486,615)
Issued on acquisition of ENI, net                      18,985,308    10,727,317              -             -             -
Issued to acquire patent portfolio                        414,492       286,000              -             -             -
Cancellation of shares issued to ENI                     (884,956)     (559,475)       559,475             -             -
Stock options exercised                                    22,902        13,054              -        (5,038)            -
Stock options expired                                           -             -        369,431      (369,431)            -
Stock-based compensation expense                                -             -              -       405,699             -
Net loss for the year                                           -             -              -             -             -
----------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2006 REVISED                        157,448,423    99,563,853      4,469,987       774,858             -
----------------------------------------------------------------------------------------------------------------------------
Stock options exercised                                   222,168       233,974              -       (87,770)            -
Stock options expired                                           -             -         17,765       (17,765)            -
Stock-based compensation expense                                -             -              -       500,311             -
Issued pursuant to private placement, net              26,881,720    23,964,751              -             -             -
Net loss for the nine-month period ended
   March 31, 2007                                               -             -              -             -             -
----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2007                               184,552,311   123,762,578      4,487,752     1,169,634             -
============================================================================================================================




                                                         Exchange         Total   Shareholders'
                                                           Rights       Deficit          Equity
------------------------------------------------------------------------------------------------

BALANCE, JULY 1, 2005                                     388,000   (46,486,090)     35,198,470
Share issued for purchased assets of Protana, net               -             -       1,184,569
Issued pursuant to bought deal financing, net                   -             -       9,648,600
Issued on exercise of Exchange Rights                    (145,500)            -         863,937
Exchange Rights expired unexercised                      (242,500)            -               -
Expiry of share purchase warrants                               -             -               -
Issued on acquisition of ENI, net                               -             -      10,727,317
Issued to acquire patent portfolio                              -             -         286,000
Cancellation of shares issued to ENI                            -             -               -
Stock options exercised                                         -             -           8,016
Stock options expired                                           -             -               -
Stock-based compensation expense                                -             -         405,699
Net loss for the year                                           -   (23,018,090)    (23,018,090)
------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2006 REVISED                                  -   (69,504,180)     35,304,518
------------------------------------------------------------------------------------------------
Stock options exercised                                         -             -         146,204
Stock options expired                                           -             -               -
Stock-based compensation expense                                -             -         500,311
Issued pursuant to private placement, net                       -             -      23,964,751
Net loss for the nine-month period ended
   March 31, 2007                                               -    (9,969,925)     (9,969,925)
------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2007                                         -   (79,474,105)     49,945,859
================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                     NINE-MONTH       Nine-month      THREE-MONTH      Three-month
                                                   PERIOD ENDED     period ended     PERIOD ENDED     period ended
                                                      MARCH 31,        March 31,        MARCH 31,        March 31,
                                                           2007             2006             2007             2006
                                                            $                $                $                $
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                              (9,969,925)     (16,167,252)      (3,137,289)      (6,536,992)
Add (deduct) items not involving cash:
     Amortization of:
          capital assets                                236,006          289,788           79,244           27,998
          intangible assets                           6,183,645        6,609,271          784,769        2,498,269
          leasehold inducement                           (8,574)              --           (2,858)              --
     Leasehold inducement                                    --           77,166               --           25,722
     Write-off of research inventory                         --           15,422               --               --
     Recovery of future income taxes                 (2,729,422)         (46,072)              --          (46,072)
     Stock-based compensation expense                   500,311          236,664          156,698          120,141
     Equity loss in ENI                                      --          477,723               --          132,040
     (Gain) losses of company transferred under
          contractual arrangement                      (400,000)         535,741               --          170,821
     Loss (gain) on disposal of capital assets
          and assets held for resale                     51,248            6,240           (8,045)             159
     Write-down on short-term investments                51,000               --               --               --
     Management fees from ENI                                --         (239,930)              --               --
     Foreign exchange loss (gain)                         8,583          (12,873)              --           24,592
------------------------------------------------------------------------------------------------------------------
                                                     (6,077,128)      (8,218,112)      (2,127,481)      (3,583,322)
Net change in operating assets
   and liabilities                                    7,134,792          (73,646)        (154,506)         791,716
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                               1,057,664       (8,291,758)      (2,281,987)      (2,791,606)
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Maturity of short-term investments                   10,810,855               --               --               --
Purchase of short-term investments                  (34,803,765)        (782,282)     (14,999,157)     (14,783,030)
Acquisition of Protana assets                                --       (3,109,756)              --               --
Proceeds of assets held for resale                      259,261        2,113,755           24,038        2,113,755
Investment in ENI                                            --         (381,062)              --               --
Purchase of capital assets                              (37,506)        (274,828)          (5,965)        (189,708)
Purchase of intangible assets                          (345,425)              --         (295,425)              --
Proceeds on disposal of capital assets                   60,754            3,573           28,099              140
Cash received under contractual
   arrangement                                          400,000          475,000               --               --
Cash received on acquisition of ENI                          --        1,040,471               --        1,040,471
ENI acquisition costs                                        --         (246,964)              --         (246,964)
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                            (23,655,826)      (1,162,093)     (15,248,410)     (12,065,336)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from bought deal financing, net                     --        9,648,600               --        9,711,527
Repayment of long-term debt                            (300,707)      (2,284,517)              --       (2,041,844)
Repayment of obligation under
   capital leases                                            --           (8,344)              --               --
Proceeds from issuance of common
   shares, net                                       24,110,955            8,016          129,669               --
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                23,810,248        7,363,755          129,669        7,669,683
------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS DURING
    THE PERIOD                                        1,212,086       (2,090,096)     (17,400,728)      (7,187,259)
Cash and cash equivalents, beginning
    of period                                         4,074,582        6,598,221       22,687,396       11,695,384
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END
    OF PERIOD                                         5,286,668        4,508,125        5,286,668        4,508,125
==================================================================================================================